October 9, 2013

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds
– Flexible Income Fund – GS4 Class
– Real Assets Fund – GS4 Class
– Global Natural Resources Fund – GS4 Class
(File Nos. 333-53432 and 811-10263)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on June 5, 2013 regarding Post-Effective Amendment No. 41 (“PEA 41”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on April 17, 2013. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 41.

The changes to the Funds’ prospectus, as described below, are included in Post-Effective Amendment No. 45 to the Registrant’s Registration Statement, filed on June 27, 2013 (“PEA 45”).

Prospectus

1.

Footnote number one to the fee table for the Flexible Income Fund and the Global Natural Resources Equity Fund indicates that “acquired Fund fees and expenses are based on estimated amounts for the current fiscal year.” Please confirm supplementally whether there are any acquired Fund fees and expenses reflected in the fee table for either Fund, and if acquired fund fees and expenses are not reflected in the fee table, please discuss why they are referenced in the footnote.

The Registrant confirms supplementally that neither the Flexible Income Fund, nor the Global Natural Resources Equity Fund, currently anticipates having any acquired Fund fees for the current fiscal year, and therefore acquired Fund fees and expenses are not

Securities and Exchange Commission

October 9, 2013

reflected in either Fund’s fee table. The Registrant notes that the language of the fee waiver agreement between itself and the Adviser on behalf of each Fund indicates that acquired Fund fees and expenses are not subject to the waiver. Therefore the language discussing acquired Fund fees and expenses is included in footnote number one to put shareholders on notice that, to the extent “other expenses” are acquired Fund fees and expenses, such expenses will not be waived.

2.

The second footnote to each Fund’s fee table indicates that, “The contractual [fee] waiver and reimbursement applies to direct Fund operating expenses only and, should it be needed, will remain in place until April 30, 2015.” (emphasis added) Please discuss supplementally why the language, “should it be needed” is included in the footnote.

The Registrant confirms supplementally that the highlighted language above is included in the footnote to acknowledge that there may be times during the period covered by the contractual fee waiver during which fees will not be waived because the amount of fees a Fund incurs may not reach the fee cap threshold. This language is intended to put investors on notice that fee waivers may not be present in all circumstances (i.e., the funds operating below the level of the fee cap.) This language was initially added to the corresponding footnotes to the fee tables for each series of the Registrant in the post-effective amendment filed pursuant to Rule 485(a) on April 18, 2003 (see Post-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on April 18, 2003, SEC Accession No. 0000893220-03-000656), and such language has been included in each post-effective amendment to the Registrant’s registration statement filed pursuant to Rule 485(a) each year thereafter.

3.	In the first sentence of the “Tax Information” section, please include “, from which withdrawals may be taxed when withdrawn from a tax-deferred account” after the word “arrangements”.

The Registrant has added the requested disclosure.

4.

In the last sentence of the second full paragraph under the caption, “Management of the Funds” please confirm whether a discussion regarding the basis for approval of the Advisory and Sub-Advisory Agreements by the Board of Trustees on behalf of the Funds will be available in the Registrant’s Semi-Annual Report dated June 30, 2013, or in the Annual Report dated December 31, 2013.

The Registrant confirms that the discussion regarding the basis for approval of the Advisory and Sub-Advisory Agreements by the Board of Trustees on behalf of the Funds will be available in the Registrant’s Annual Report dated December 31, 2013, and the Registrant has updated the disclosure accordingly.

Securities and Exchange Commission

October 9, 2013

5.

In the last paragraph under the caption, “Management of the Funds” please confirm supplementally why the Adviser has not yet filed a claim for exemption on behalf of each Fund with the National Futures Association to ensure that each Fund will not be to be a commodity pool operator or a commodity pool under the Commodity Exchange Act.

The Registrant confirms supplementally that a claim for exemption has not yet been filed on behalf of each Fund because none of the Funds were operational prior to the date of the Prospectus.

6.	Please confirm supplementally that the Glossary will be fully completed in PEA 45.

The Registrant confirms supplementally that the Glossary is fully complete in PEA 45.

Flexible Income Fund

7.

The first sentence of the Fund’s Principal Investment Strategy indicates that, “The Fund invests mainly in a diversified portfolio of below investment grade fixed-income securities with varying maturities across a broad number of issuers.” Please add the following language at the end of this sentence, “, otherwise known as ‘junk bonds.’”

The Registrant notes that it defines “junk bonds” as “high yield securities” in its Principal Investment Risks section, and the Registrant believes that such disclosure is more meaningful in the context of describing the risks incurred while investing in such securities. Accordingly, the Registrant respectfully declines the Staff’s comment.

8.

The second sentence of the Fund’s Principal Investment Strategy indicates that, “Fixed-income securities can include floating rate loans, government notes and bonds, mortgage and asset backed securities, convertible debt securities, fixed and floating rate corporate debt securities, and below investment grade debt securities.” Please include the word “other” between the words “and” and “below” in this sentence.

The Registrant notes that there may be instances in which the Fund may invest in the types of securities listed that are not below investment grade. Adding the suggested disclosure could cause an investor to incorrectly infer that each of the types of securities listed are below investment grade. Therefore, the Registrant respectfully declines the Staff’s comment.

9.

The second bullet point included in the Fund’s Principal Investment Strategy indicates that the Fund invests primarily in “High yield and investment grade corporate securities located in the United States.” Please include the parenthetical “(below investment grade)” after the words “High yield” in this bullet point.

Securities and Exchange Commission

October 9, 2013

The Registrant has made the requested addition to its disclosure.

10.

The Fund’s Principal Investment Strategy section discusses that the Fund will invest in “mortgage- and asset-backed securities”. Please add risks to the Fund’s Principal Investment Risks section discussing the risks of investing in such securities.

The Registrant has made the requested addition to its disclosure.

11.	Please include disclosure in the Fund’s Principal Investment Risks section indicating that the senior loans in which the Fund may invest are often unrated and unassigned.

The Registrant has made the requested addition to its disclosure.

12.

Please confirm supplementally whether the Fund’s ability to invest in U.S. dollar denominated securities issued by foreign issuers is a principal investment strategy of the Fund. To the extent such investments are a principal investment strategy of the Fund, please discuss the Fund’s use of such investments in its Principal Investment Strategy section.

The Registrant confirms supplementally that its use of U.S. dollar denominated securities issued by foreign issues is not a principal investment strategy.

Real Assets Fund

13.	Please confirm supplementally whether the risks of investing in small-cap and medium-sized companies should be added to the Fund’s Principal Investment Risks section.

The Registrant confirms supplementally that the risks of investing in small-cap and medium-sized companies should be added to the Fund’s Principal Investment Risks section and the Registrant has added such risks to its disclosure.

14.

Please confirm supplementally whether the Fund invests in commodity-linked derivatives, and, if so, please add the risks of investing in commodity-linked derivatives to the Fund’s Principal Investment Risks section.

The Registrant confirms supplementally that it does not presently intend to invest in commodity-linked derivatives, therefore the addition of disclosure discussing the risks of investing in commodity-linked derivatives to the Fund’s Principal Investment Risks section is not necessary at this time.

Securities and Exchange Commission

October 9, 2013

Global Natural Resources Equity Fund

15.	Please discuss supplementally how the Fund intends to comply with the names rule with regard to the use of the word “global” in its name.

The Fund’s prospectus states that “[t]he Fund may invest in securities of issuers from a number of different countries, including the United States.” The Fund’s prospectus also states that “[a]lthough the Fund has the flexibility to invest a significant portion of its assets in one country or region, it generally intends to remain diversified across countries and geographic regions.” The Registrant believes that the Fund’s global diversification policy, and the resulting non-U.S. investment exposure, is consistent with the use of the term “global” in the Fund’s name.

The Commission stated explicitly in Rule 35d-1’s adopting release that the use of the term “global” is not subject to the names rule. The Commission has also recognized that the term “global” defies simple definitions, and has noted that “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus,” see Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997). In rejecting a single definition of “global,” the Commission noted that the general test of whether a particular fund name is misleading under Section 35(d) applies, and that test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (See Adopting Release at text accompanying n.44).

The Registrant believes that its global sector diversification strategy as defined in the Fund’s prospectus, and the resulting investment exposure to a significant number of non-U.S. issuers, is consistent with the use of the term “global,” and would not lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with those investments.

16.	Please clarify the Fund’s definition of “natural resources industries” used in connection with the calculation of the Fund’s 80% test.

The Registrant has revised the definition of “natural resources industries” included in the Fund’s prospectus to state:

“Companies in natural resources industries include companies to be principally engaged in the discovery, development, production or distribution of natural resources; the development of technologies for the production or efficient use of natural resources; or the furnishing of related supplies or services. For these purposes, “natural resources” generally includes, but is not limited to: energy (such as utilities, producers/developers, refiners, service/ drilling), alternative energy (such as uranium, coal, hydrogen, wind, solar, fuel cells), industrial products (such as building materials, cement, packaging, chemicals, supporting

Securities and Exchange Commission

October 9, 2013

transport and machinery), forest products (such as lumber, plywood, pulp, paper, newsprint, tissue), base metals (such as aluminum, copper, nickel, zinc, iron ore and steel), precious metals and minerals (such as gold, silver, platinum, diamonds), and agricultural products (grains and other foods, seeds, fertilizers, water).”

17.

The Fund’s Principal Investment Strategy section discusses that the Fund may invest up to 5% of its net assets in securities issued by other investment companies, including exchange-traded funds. Please confirm supplementally whether any acquired fund fees and expenses should be disclosed in the Fund’s fee table.

The Registrant confirms supplementally that the Fund does not currently anticipate having any acquired fund fees and expenses requiring disclosure as a line item in the Fund’s fee table.

18.

Please confirm supplementally that the convertible securities in which the Fund invests have economic characteristics similar to equity securities, and that such convertible securities are immediately convertible into equity securities.

In footnote 43 of the adopting release for Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name. The Registrant notes that Rule 405 of the Securities Act of 1933 defines equity securities as: “[a]ny stock or similar security . . . or any securities convertible, with or without consideration into such a security….” The Registrant believes that convertible securities may begin to possess economic characteristics of stock before they become immediately convertible into common stock. As a result, the Registrant believes that it is reasonable to define equity securities to include securities that are convertible into equity securities and bear similarities to equity securities regardless of whether they are immediately convertible. The Registrant notes further that it does not anticipate holding significant amounts of convertible stock at present, and as a result it is unlikely that its holdings in convertible securities would implicate the names rule in any event.

19.

The Fund’s Principal Investment Strategy section discusses the Fund’s investments in companies that are principally engaged in gold-related activities. Please confirm that any risks related to the Fund’s investments in such companies are discussed in the prospectus.

The Registrant confirms supplementally that the risks of investing in companies that are principally engaged in gold-related activities have been added to the Fund’s Principal Investment Risks section.

Securities and Exchange Commission

October 9, 2013

20.

Please confirm supplementally whether any risks related to the Fund’s investments in futures or in other investment companies, such as ETFs, should be included in the Fund’s Principal Investment Risks section.

The Registrant confirms supplementally that the Fund does not currently intend to principally invest in futures, or in securities issues by other investment companies, therefore the risks of investing these types of securities does not currently need to be added to the Fund’s Principal Investment Risks section.

21.

Please confirm supplementally whether any additional risks related to the Fund’s investments in securities issued by companies with micro-capitalizations should be included in the Fund’s Principal Investment Risks section.

The Registrant confirms supplementally that additional risks related to the Fund’s investment in securities issued by companies with micro-capitalizations do not currently need to be added to the Fund’s Principal Investment Risks section.

Statement of Additional Information

22.

The sub-section captioned “Swaps – Equity Swaps” in the “Description of Investments and Risks” section, contains the following sentence, “Inasmuch as these transactions are entered into for hedging purposes or are offset by segregated cash or liquid assets to cover the Funds’ potential exposure, the Funds and their Sub-Advisers believe that these transactions do not constitute senior securities under the 1940 Act, and, accordingly, will not treat them as being subject to a Fund’s borrowing restrictions.” Please confirm supplementally that this sentence means that the value of the segregated assets equals the notional value of the instrument, less margin posted.

The Funds cover any swaps in accordance with the guidance provided in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979), Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), and Merrill Lynch Asset Management LP (pub. avail. July 2, 1996). The Registrant confirms supplementally that the sentence referenced above, in the case of equity swaps, means that the value of the segregated assets when added to the posted margin will at least equal to the maximum obligation to pay out fund assets (i.e., the notional value of the instrument underlying the swap or otherwise), marked to market daily.

23.

Please include immediately following the “Non-Fundamental Investment Restrictions” sub-section a brief statement that the percentage limitations applicable to the Funds’ borrowing activities are not measured solely at incurrence. In addition, please disclose whether industrial revenue bonds are subject to a Fund’s policies on industry concentration.

Securities and Exchange Commission

October 9, 2013

The Registrant included the following disclosure in the paragraph immediately following the above-referenced sub-section:

However, notwithstanding the foregoing, borrowing for investment purposes made pursuant to Section 18(f)(1), if any, will comply with the percentage limitations imposed by that Section subsequent to the incurrence of the borrowings. As noted above, the Funds exclude “municipal securities” from their policies on industry concentration. Solely for purposes of this restriction, the Funds treat tax-exempt securities that are issued by non-governmental issuers as being part of the industry of which that issuer is a part, and thus subject to that restriction.

*          *          *           *          *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple

cc:	Melanie Childers
GuideStone Capital Management

Donald Smith
K&L Gates LLP